UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Shows Substantial Growth in WiMAX™ Deployments throughout Latin America. Dated December 3rd , 2008	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3rd, 2008	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Shows Substantial Growth in WiMAX™
Deployments throughout Latin America

Company continues to propel WiMAX in the region with 39 commercial networks and shipments that top $100 million

Visit Alvarion at WiMAX Forum Congress, December 3-4, Rio de Janeiro, Brazil, booth 165

WiMAX Forum Congress, Rio de Janeiro, Brazil, December 3, 2008 – Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced the progress of its WiMAX business in Latin America with a steady increase in business volume and enhanced customer base of over 30 operators. Large Latin American operators are choosing Alvarion’s 4Motion® solution based on the company’s WiMAX Forum Certified™ BreezeMAX® base station, as the optimum platform to offer the benefits of ubiquitous broadband connectivity to residential and business consumers.

To date, Alvarion has delivered more than $100 million worth of WiMAX equipment for networks deployed throughout Latin America, primarily in Argentina, Bolivia, Brazil, Chile, Costa Rica, Ecuador, El Salvador, Guatemala, Mexico, Paraguay, Peru and Venezuela.

Wally Swain, Senior Vice Present, Emerging Markets, Yankee Group commented, “The lack of wired infrastructure and low broadband penetration on one hand, with numerous WiMAX license opportunities on the other, creates an attractive future for the WiMAX market in Latin America. Alvarion has demonstrated its strong support for WiMAX operators in the region and is actively shaping this market’s promising broadband opportunities.”

“We are proud to play a key role for broadband growth in Latin America,” said Tzvika Friedman, president and CEO of Alvarion. “Our technology leadership gives our customers a first-mover advantage and superior business case, particularly valuable in this highly dynamic industry. Our success in Latin America is the result of qualities we bring to the global marketplace, with fast and flexible response to customers, true OPEN WiMAX solutions, excellent project execution – all reinforced by strong financials and full commitment to WiMAX.”

Latin America has a population of 550 million with a broadband penetration below 15%. Brazil, for example, only has a 3% penetration rate, and over 40% of the country’s cities lack mobile telephony, broadband access and cable TV services. Latin America is also one of the most urbanized regions with 75% of the residents living in metropolitan settings. WiMAX offers an excellent solution to quickly reach these large numbers of end users, while saving the investment in cost and time needed for wired infrastructure. Answering to the unique needs of this market, Alvarion’s solution enables operators to achieve a strong business case through its ability to offer greater coverage, capacity and throughput for enhanced end-user experience.

“WiMAX has proven to be the driving force for enabling mass deployments of affordable broadband and primary voice services,” continued Friedman. “In the mature Latin American market operators are materializing the broadband service opportunities through WiMAX today, and are looking to introduce many new applications to drive the uptake in the market. With the high growth rate of WiMAX users, Latin America is expected to reach over one million subscribers in the next few years. We look forward to helping our customers realize the vast potential of the region.”

About Alvarion
Alvarion is the largest WiMAX pure player, ensuring customer long-term success with fixed and mobile solutions for the full range of frequency bands. Based on its OPEN™ WiMAX strategy, the company offers superior wireless broadband infrastructure and an all-IP best-of-breed ecosystem in cooperation with its strategic partners. Alvarion has delivered over 200 commercial WiMAX deployments worldwide (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” “BreezeMAX” and “4Motion” are the registered trademarks of Alvarion Ltd.

“OPEN” is the trademark of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.